SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company (in process of incorporation by TSA) Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company (in process of incorporation and listing) Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 28/Sep to 02/Oct

TIM S.A. ("TSA", “Company” or “TIM”), in process of incorporation of its parent company TIM PARTICIPAÇÕES S.A. (“TPAR”) (B3: TIMP3; NYSE: TSU), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Pietro Labriola – Chief Executive Officer

Event: Maxmidia 2020

Date and time: September 28th, 2020, at 10:00 a.m.

Link: www.maximidia.com.br/

Topics to be discussed: Business environment and likely scenarios for some of the most important sectors of the national economy.

Event: Painel TeleBrasil

Date and time: September 29th, 2020, at 9:45 a.m.

Link: http://paineltelebrasil.org.br/

Topics to be discussed: What to expect from the 5G society?

Carlos Eduardo Faria Franco – Director of Regulatory Affairs

Event: Painel TeleBrasil

Date and time: September 29th, 2020, at 2:00 p.m.

Link: http://paineltelebrasil.org.br/

Topics to be discussed: Responsive Regulation and Self-Regulation

Adrian Calaza - Chief Financial Officer and Investor Relations Officer

Leonardo Capdeville – Chief Technology Information Officer

Event: Leve com a TIM - Eleven Financial

Date and time: September 30th, 2020, at 3:00 p.m.

Link: https://www.youtube.com/c/ElevenFinancial

Topics to be discussed: Main business lines affected by COVID-19 so far; recovery process of TIM's operations; financial services partnership with Banco C6; partnership project to expand the FTTH infrastructure; network sharing agreement with Telefônica; acquisition process of Oi's mobile assets.

Alexandre de Oliveira Dal Forno – Executive manager of Corporate Marketing

Event: ConectarAGRO Live

Date and time: October 1st, 2020, at 7:00 p.m.

Link: https://www.youtube.com/ConectarAGRO

Topics to be discussed: Challenges and opportunities of connectivity in Agro; figures on the benefits of connectivity in the field for agribusiness and for the rural population; practical applications enabled by connectivity; and success stories from connected farms.

Rio de Janeiro, September 25th, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 25, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.